TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN REFUTES JAGUAR CLAIMS, HAS SUPPORT OF JINCHUAN & SEEKS MAJOR TRANSACTION

TORONTO – Mar 3, 2009: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) responds to the press release issued yesterday by Jaguar Financial Corp. ('Jaguar') (TSX: JFC) alleging that the conduct of the board of directors and management of Tiomin is unfair to the Tiomin shareholders. This is untrue. Where appropriate, Tiomin has obtained fairness opinions, valuations and approval to support relevant transactions and has at all times acted in the interests of the shareholders of Tiomin. Tiomin is confident that the transactions cited by Jaguar as unfair were fair in the context of the market at the time.

Tiomin considers that there is no new material information in Jaguar's latest press release that is not already in the public domain and considers the press release to be a crude and misleading effort at influencing shareholder opinion against Tiomin's existing board and management.

Robert Jackson, President and CEO, said "This cheap strategy of alleging corporate malfeasance when none exists can sometimes backfire on the perpetrator when investors start to look closely at who is making the allegations and why. We encourage the 89.8% of our shareholders that are not Jaguar to do their homework and educate themselves fully about Jaguar and its related parties and to make an informed decision when called upon to do so. Tiomin shareholders should ask themselves why certain of Jaguar's own shareholders have requested a meeting to replace the board of Jaguar, to be held on April 9, 2009. Our board will continue to represent the interests of the shareholders, will protect Tiomin's cash and will not be intimidated. The board and management have devoted themselves to working closely with our corporate partners, Jinchuan Group Limited ('Jinchuan') and Compañia Minera Milpo S.A.A., to advance our projects in Kenya and Peru while also working continuously to find a single, accretive, company-making transaction that will benefit all shareholders".

This strategy received a strong endorsement today. Jinchuan, a global mining company, volunteered in writing that it will support the board and management of Tiomin with its 18.7% interest. This is a significant development that will benefit all the shareholders of Tiomin. Jinchuan and Tiomin are working with the Government of Kenya to complete the final items required to sign the previously announced Investment Agreement to develop the Kwale project. Jinchuan also confirmed that its technical review will not be completed until after Tiomin's Annual and Special Meeting. The transaction is subject to shareholder approval. Tiomin is unable to comment on Jaguar's proposal that Jinchuan acquires all of Tiomin.

The Kivu Gold Corp. ('Kivu') transactions were subject to fairness opinions and technical reviews by qualified independent third parties and reviewed by the TSX. We are pleased to tell the Tiomin shareholders that the Kivu transaction is now beginning to generate exploration results that are very interesting.

The Freegold Ventures Limited ('Freegold') transaction was subject to extensive due diligence by both Tiomin and a well-respected US senior lender that specializes in lending to mining companies. The loan was made prior to the full impact of the global credit crisis hitting the junior resource sector, which has made it difficult for Freegold to repay the loan. The extension of the Freegold loan is intended to permit Freegold to complete various NI 43-101 studies that may add considerable value to Freegold and allow it to raise money and repay Tiomin and the US senior lender.

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The Cadiscor Resources Inc. ('Cadiscor') transaction received wide-spread support from the shareholders of Tiomin who are perplexed that legal issues raised by Jaguar caused Tiomin and Cadiscor to terminate the transaction. Comparable companies to the merged Tiomin-Cadiscor trade at market capitalizations of between two and four times the combined market values of Tiomin and Cadiscor. The new company intended to produce gold in 2009 and Tiomin regrets that the transaction cannot proceed.

Jackson commented further "We looked at over 30 transactions before we decided to merge with Cadiscor. The transaction would have been good for Tiomin and, ironically, also good for Jaguar. It is interesting to reflect that the share price of the merged Tiomin-Cadiscor could have been higher than the value proposed by Jaguar in its proposed transaction for Jinchuan Group Limited to acquire Tiomin. We fear that Tiomin's shareholders, including Jaguar, will look back in the future and see what they lost in not proceeding with the transaction.

Our role as the board and management of Tiomin is to get the best deal that we can for our shareholders. Despite Jaguar's comments to the contrary, we have worked hard to guide Tiomin though these treacherous markets and have preserved a substantial cash balance to take advantage of opportunities like Cadiscor. It is sad that Jaguar is acting to stop Tiomin realizing on such an opportunity that, in our opinion, was good for Tiomin".

About Tiomin Resources Inc.
Tiomin is enhancing shareholder value by the acquisition, exploration and development of industrial mineral, precious and base metal projects. Jinchuan, one of China's largest mining companies, owns approximately 18.7% of Tiomin.

Tiomin has four main assets:

1) approximately $17.3 million of working capital (after the Feb. 20th Kivu Gold Corp. investment);
2) 49% interest in the Pukaqaqa copper and gold project in Peru;
3) 100% interest in the Kwale titanium project in Kenya; and
4) 33.5% interest in Kivu Gold Corporation, a mineral exploration focused on sub-Saharan Africa.

Tiomin's share price currently only reflects the value of its working capital position and it receives no value for its other assets in Peru or Kenya. Tiomin has an outstanding memorandum of understanding with Jinchuan whereby Jinchuan would acquire 70% of Tiomin Kenya Limited ('TKL') a wholly owned subsidiary of Tiomin that owns 100% of the Kwale titanium project, for US$25 million invested into TKL and a commitment to finance and build the project, 70%.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231